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02021694

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 0 3 2002

SEC FILE NUMBER
8-18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

JOHN M. CUNNINGHAM, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Woodlea Road
(No. and Street)

Rosemont	Pennsylvania	19010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN Cunningham –PRESIDENT — (610) 527-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGill & Company, Inc, CPAS
(Name - if individual, state last, first, middle name)

53 Darby Road	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

JOHN M. CUNNINGHAM, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Shareholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

AFFIRMATION

I, John Cunningham, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of John M. Cunningham, Inc. (Company) at June 30, 2002 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

John Cunningham, President

Sworn and subscribed to before me this 26 day of August, 2002.

Notarial Seal
Susan M. Taylor, Notary Public
Radnor Twp., Delaware County
My Commission Expires Oct. 7, 2005

Member, Pennsylvania Association of Notaries

SEC MAIL PROCESSING
RECEIVED
SEP 03 2002
WASH. D.C. 154 SECTION

JOHN M. CUNNINGHAM, INC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended June 30, 2002

McGill & Company, Inc.
Certified Public Accountants

53 Darby Road Avenue
Paoli, PA 19301

(610) 725-9290
(610) 725-9205 fax

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors and Stockholder of
John M. Cunningham, Inc.

We have audited the accompanying balance sheet of John M. Cunningham, Inc., at June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John M. Cunningham, Inc. at June 30, 2002, and the results of its operations, changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGill & Company

Paoli, PA
June 26, 2002

JOHN M. CUNNINGHAM, INC.
BALANCE SHEET
JUNE 30, 2002

ASSETS

Cash and cash equivalents	$	30,810
Receivable from clearing firm		49,321
Receivable from customers		7,480
Marketable securities		60,336
Total Assets	$	147,947

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	35,790
Deferred income		24,315
Unearned income		31,882
Total Liabilities		91,987
Contingencies		-
Common stock - par value $10 per share, 20,000 shares authorized, 15,001 shares issued and outstanding		150,010
Retained deficit		(94,050)
Total Stockholder's Equity		55,960
Total Liabilities and Stockholder's Equity	$	147,947

See accompanying notes.

JOHN M. CUNNINGHAM, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

Fee income	$ 71,491
Commissions	65,281
Trading gains	6,235
Total Revenue	143,007
Costs and Expenses:	
Salaries	64,396
Payroll taxes	6,986
Employee benefits	19,946
Transportation costs	8,823
Research costs	4,103
Professional fees	6,000
Telephone	2,004
Regulatory fees	1,318
Insurance	10,710
Marketing and promotion	9,325
Office supplies and expenses	3,120
Other operating costs	991
Total Costs and Expenses	137,722
Operating income	5,285
Interest and dividend income	791
Net income	$ 6,076

See accompanying notes.

JOHN M. CUNNINGHAM, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash Flows From Operating Activities:	
Net income	$ 6,076
Adjustment to reconcile net income to net cash (used) by operating activities:	
(Increase) in receivable from clearing firm	(49,321)
Decrease in receivable from customers	4,320
(Increase) in marketable securities	(40,840)
Increase in accounts payable and accrued expenses	31,674
Increase in deferred income	11,932
Increase in unearned income	981
Net Cash (Used) By Operating Activities	(35,178)
Cash Flows From Investing Activities:	-
Cash Flows from Financing Activities:	-
Net (Decrease) In Cash	(35,178)
Cash and equivalents, beginning of period	65,988
Cash and equivalents, end of year	$ 30,810

See accompanying notes.

JOHN M. CUNNINGHAM, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, July 1, 2001	$ 150,010	$ -	$ (100,126)
Capital contributions	-	-	-
Net income	-	-	6,076
Balance, June 30, 2002	$ 150,010	$ -	$ (94,050)

See accompanying notes.

1. ORGANIZATION AND NATURE OF OPERATIONS

John M. Cunningham, Inc. (the "Company"), was incorporated in the Commonwealth of Pennsylvania on July 1, 1975, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corp. (SIPC). The Company was granted membership in the NASD to conduct a general securities operation.

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is June 30.

Revenues
Trading gains – The Company trades securities for it's own account recording regular-way trades on the settlement date, which is not materially different than trade date.

Commissions – Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income – Fees are recorded on the renewal date of each contract. They are initially recorded as unearned and recorded as income as earned.

Securities, At Fair Value

The Company's investments are carried at fair market value. At June 30, 2002, the Company held equities of $ 42,248 and money market investments of $18,088.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, John M. Cunningham, Inc. had net capital of $40,065, which exceeded its required net capital of $5,000. The Company had aggregate indebtedness at June 30, 2002 of $91,987.

4. INCOME TAXES

The Company has a capital loss carryforward of nearly $210,000, the benefit from which have not been recorded because their realization is doubtful. During the year ended June 30, 2002, the Company utilized $6,076 of its loss carryforward, offsetting any income tax liability on the current year's earnings.

5. FAIR VALUE

The Company's financial instruments approximate fair value.

6. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JOHN M. CUNNINGHAM, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2002

NET CAPITAL:		
Total stockholder's equity		$ 55,960
Deductions and/or charges:		
Non-allowable assets:		
Receivables from customer's	6,881	
Net capital before haircuts on securities positions		49,079
Haricuts on securities positions		(9,014)
Net Capital		$ 40,065
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	35,790	
Deferred revenue	24,315	
Unearned income	31,882	$ 91,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$ 30,866

The above computation does not differ materially from the June 30, 2002 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

McGill & Company, Inc.
Certified Public Accountants

53 Darby Road Avenue
Paoli, PA 19301

(610) 725-9290
(610) 725-9205 fax

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
John M. Cunningham, Inc.

In planning and performing our audit of the financial statements and supplementary information of John M. Cunningham, Inc. (the "Company") for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

Our opinion recognizes that it is not practicable in a company the size of John M. Cunningham, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Paoli, PA
June 26, 2002

McGill & Company

McGill & Company, Inc.
Certified Public Accountants